

October 7, 2014

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

> **Re: Kore Resources, Inc.**
> **Form 8-K**
> **Filed September 8, 2014**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-54977**

Dear Mr. Killeen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to disclose information related to your properties, if applicable. See Item 102 of Regulation S-K. Please also summarize the nature and location of your physical assets and how you anticipate using them in your business.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. We note from your disclosure that you issued an aggregate of 15,000,000 shares of your common stock and paid $50,000 cash to the holders of WeedWeb's common stock in exchange for their shares of WeedWeb. We also note from page 21 that you issued 110,000,000 shares of common stock in exchange for the issued and outstanding shares

of common stock of WeedWeb. Please revise to clarify the inconsistent disclosure. In addition, please address the following:

- We note from your interim financial statements for the six months ended June 30, 2013 included in a Form 10-Q filed on August 13, 2014 that you had 110,000,000 shares issued and outstanding as of June 30, 2014. If you issued additional 15,000,000 or 110,000,000 shares to the holders of WeedWeb, please clarify why the issuance of these shares resulted in reverse acquisition.

- Please revise to disclose the purpose of the $50,000 cash payment in addition to the share exchange and tell us the authoritative literature you rely to account this payment.

3. We note from page 3 that you state the outstanding shares of your common stock are 10,000,000. Please clarify why the outstanding shares of your common stock are 10,000,000 after as you issued shares to exchange for 100% of the outstanding capital stock of WeedWeb.

4. Your revised disclosure should clearly explain the material terms of the transaction and identify the parties, including the shareholders of WeedWeb.

5. You indicate that the transactions underlying the exchange were exempt from registration under Section 4(a)(2) of the Securities Act. Either here or in another appropriate place, please revise to provide all information required by Item 701 of Regulation S-K, including a brief statement of the facts relied upon to make the exemption available.

6. To the extent you revise your filing in response to our comments, please also revise your other Exchange Act filings as applicable.

Description of Business, page 4

Forward Looking Statements, page 4

7. In the third paragraph of this section, you state that you "cannot assure [investors] of the accuracy or completeness of the data included in this report." Please revise to identify the particular data you reference and remove statements suggesting that you are not responsible for the information contained in your filing.

8. Please revise your disclosure here and throughout the document as appropriate to describe your operations, customers and your means of generating revenue. In this regard, among other things, when you refer to serving "the cannabis market from the digital technology spectrum" please explain whether you are referring to only a website or something else. Please explain whether your customers are cannabis businesses, cannabis users or both. Please explain whether cannabis-related businesses will pay a fee

for space on your website, a fee based on the number of visitors they receive from your site, or some other arrangement. For guidance, see Item 101(h)(4) of Regulation S-K.

Competitive Strengths, page 5

9. Please revise to clarify your operations and principal business plans. In this regard, please revise to clarify how you will "provide an opportunity to [your] customers to use [your] services to ensure that they, too, are in full compliance. Additionally, please revise to explain how you "expect to exploit the gap between what is permitted by the guidelines and what traditional financial institutions are willing to do by providing information to commercial lending through [your] network of clients."

Competition, page 6

10. Please revise to explain the reference to "most of [your] businesses." Please also disclose your competitive position in the industry and methods of competition. For guidance, see Item 101(h)(4)(iv) of Regulation S-K.

Government Regulation, page 6

The Cole Memo, page 6, and FinCEN, page 8

11. Please revise to explain how, given your apparent limited resources, you intend "to conduct rigorous due diligence to verify the legality of all activities that [you] engage in."

12. With respect to the first sentence under "The Cole Memo," please revise to describe with greater specificity the actions you plan to take to comply with government regulations, including federal law.

13. Additionally, please revise to address what steps you have taken or intend to take with respect to "acquiring or maintaining bank accounts."

Risk Factors, page 10

Large-scale integration of our products…, page 13

14. This disclosure does not appear to be applicable to your business. Please revise or advise.

We are unsure of our ability to protect our intellectual property…, page 13

15. We note the reference on page 10 to your "research and development." We also note the discussion on page 13 regarding your intellectual property and plans to work on "patent and trademark filings and protection." Please revise where appropriate to briefly describe your research and development and the extent to which you own patents and trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

Management's Discussion and Analysis, page 17

16. Please revise to expand your management's discussion and analysis. Among other required areas, please include a results of operation disclosure to describe your costs, and explain and quantify the underlying material activities intended to generate revenues. Please also revise to describe your strategic plan identified in your liquidity and capital reserves section. See Item 303 of Regulation S-K.

17. Your revised disclosure should clearly distinguish between your existing operations and your "business plan," including anticipated milestones, approximate funds necessary to achieve them, and so forth. We note, in this regard, the reference to $2 million on page 12. Please revise accordingly.

18. We note you state that you are "required to file audited financials and pro forma financial information of WeedWeb within 71 days of the date this Current Report on Form 8-K is filed with the Securities and Exchange Commission." Given you were a public shell company prior to the share exchange agreement with WeedWeb, you are required to file audited financial statements and pro forma financial information of WeedWeb in the initial report pursuant to Item 9.01(c) of the Form 8-K. Please remove your statement about 71 days here and on page 25 accordingly in your next amendment.

Directors and Executive Officers, Promoters and Control Persons, page 17

19. We note your descriptions of Mr. Killeen's and Ms. Tantum's experience. Please revise your disclosure of their business experience during the past five years to include their principal occupations and employment during the time period, including dates and duration, and the name and principal business of their employers. Also clarify each director's experience and knowledge which led to the conclusion that they should serve as a director. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 21

20. Please revise to add percentages to the table.

Certain Relationships and Related Transactions, page 20

21. We note the first sentence of this section regarding transactions that "materially" affect you. Please revise to ensure that your disclosure is consistent with the thresholds set forth in Item 404(a) and 404(d)(1) of Regulation S-K.

22. Please revise to include all related party transactions in this section. We note, for example, the related party discussion in Note 5 of the financial statements.

Item 9.01 Financial Statements and Exhibits, page 25

23. Please amend your filing to provide pro forma financial statements to give effect to the share exchange between Kore Resources, Inc. and WeedWeb, Inc. pursuant to Item 9.01(c) of Form 8-K.

Auditor's Report, page 27

24. We note from the auditor's report that the audit was conducted in accordance with auditing standards generally accepted in the United States of America, but not the standards of the Public Company Accounting Oversight Board (United States). PCAOB Rule 3100 requires registered firms to comply with all PCAOB auditing and related practice standards. As such, please amend your filing to provide an audit report that complies with PCAOB Standard No. 1.

Financial Statements, page 26

Notes to Financial Statements, page 32

Note 1 – Organization, Nature of Business and Gong Concern, page 32

25. Please revise to describe the nature of your development stage activities in which you are engaged pursuant to ASC 915-235-50-1.

26. Please revise to disclose the fiscal year-end of WeedWeb, Inc. It appears your fiscal year-end is June 30 from your executive compensation disclosure on page 19. To the extent the fiscal year-ends are different between WeedWeb, Inc. and Kore Resources, Inc., revise your filing to include Item 5.03 for changes in fiscal year in your next amendment.

27. We note you present $14,208 for intangible assets as of June 30, 2014 on page 28. We also note from Note 5 on page 34 that your intangible asset was paid for $18,634. Please provide a footnote to describe the nature and your accounting of the intangible assets.

Exhibits

28. Please file all required exhibits, including the share exchange agreement. See Item 15 of Form 10 and Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm